FMC

FRASER MILNER CASGRAIN LLP

Matthew R. Hibbert
Direct Line: 416-367-6765
matthew.hibbert@fmc-law.com

SUPPL

February 13, 2002

02015498

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

02 FEB 27 AM 8:50

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

**Subject: Jannock Properties Limited (File No. 82-5062)
Information Furnished Pursuant to Rule 12G3-2(b)
Under the Securities Exchange Act of 1934**

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, attached hereto is a copy of the notice of meeting date and record date related to the annual and special meeting of the shareholders of the Company to be held on April 29, 2002, which constitutes information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the Canadian Venture Exchange and which were or will be made public by the Canadian Venture Exchange, or (iii) distributed or become required to distribute to its security holders.

The document furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such document will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such document shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 2/27

Please acknowledge receipt of this letter and the enclosure by date stamping the enclosed copy of this letter and returning it in the enclosed addressed envelope. If you should have any questions or require any additional information, please call the undersigned collect, at (416) 367-6765.

Yours truly,

FRASER MILNER CASGRAIN LLP

Matthew R. Hibbert

MAH/mb
Enclosures

cc. Brian Jamieson, Jannock Properties Limited (without enclosures) (via fax (905) 569-7764)
Richard A. Scott, Fraser Milner Casgrain LLP (without enclosures)

1397922_1.DOC

FMC

FRASER MILNER CASGRAIN LLP

MATTHEW R. HIBBERT
Direct Line: 416-367-6765
matthew.hibbert@fmc-law.com

February 13, 2002

VIA SEDAR

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs Mobilières du Québec
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Registrar of Securities, Prince Edward Island
Director of Securities, Department of Justice, Newfoundland
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Nanavut Legal Registry
The Canadian Venture Exchange

Dear Sirs:

Subject: Jannock Properties Limited
Annual and Special Meeting of Shareholders - April 29, 2002

Please be advised that the directors of Jannock Properties Limited (the "Corporation") have determined that an annual and special meeting of the shareholders of the Corporation will be held on Monday, April 29, 2002 at 10:30 a.m. (Toronto time) at The Washington/Ottawa Room, Holiday Inn Mississauga, 2125 North Sheridan Way, Mississauga, Ontario. The directors have also determined that the record date for the purpose of determining the shareholders of the Corporation entitled to receive notice of the said annual and special meeting of the shareholder is March 18, 2002.

If you have any questions concerning the foregoing, please do not hesitate to contact us.

Yours truly,

FRASER MILNER CASGRAIN LLP

"Matthew R. Hibbert"

Matthew R. Hibbert

MRH/ayt

cc: Brian Jamieson, Jannock Properties Limited (via telecopier 905-569-7764)
Richard A. Scott, Fraser Milner Casgrain LLP